                                                                  EXHIBIT (a)(4)

[WYNN'S LETTERHEAD]

                                                                   June 22, 2000

Dear Fellow Stockholder:

     I am pleased to inform you that on June 13, 2000, our Company signed an agreement to be acquired by Parker-Hannifin Corporation. The consideration to be received is $23.00 cash per share of common stock. This offer represents a 70% premium to the Company's closing stock price on June 13, 2000, the day our Board of Directors approved the sale to Parker-Hannifin.

     Our Board of Directors carefully considered many factors when it decided to recommend Parker-Hannifin's offer. These factors are more fully described in the enclosed 14D-9. After such consideration, our Board of Directors unanimously recommends that you accept Parker-Hannifin's offer and immediately tender your shares to Parker-Hannifin. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on July 20, 2000.

     Accompanying this letter is:

          1. A copy of our Solicitation/Recommendation Statement on Schedule 14D-9; and

          2. Parker-Hannifin's Offer to Purchase and related materials, including a Letter of Transmittal for you to use in tendering your shares.

     Included as Schedule II to the Recommendation is a copy of the written opinion dated June 13, 2000 of J.P. Morgan Securities Inc., the Company's financial advisor, to the effect that, the cash consideration offered to holders of the Company's common stock is fair to the stockholders from a financial point of view.

     We urge you to read the enclosed materials carefully.

     On behalf of your Board of Directors, I thank you for your continued support.

                                          On behalf of the Board of Directors,

                                      /s/ JAMES CARROLL
                                          James Carroll
                                          Chairman of the Board and
                                          Chief Executive Officer